Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

LONGBOARD PHARMACEUTICALS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Longboard Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

FIRST: The original name of the corporation is Arena Neuroscience, Inc. and the original date of filing of said corporation’s original certificate of incorporation with the Delaware Secretary of State was January 3, 2020.

SECOND: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation, to add the following new Article IX, subject to stockholder approval of the same:

“IX.

No officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of an officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. Solely for purposes of this Article IX, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.”

THIRD: That said amendment has been duly adopted and approved by the stockholders of this corporation in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of this corporation on May 23, 2024.

By:	/s/ Kevin R. Lind
Name:	Kevin R. Lind
Title:	President and Chief Executive Officer